Exhibit 99.2

AMENDMENT TO STOCKHOLDERS’ AGREEMENT

THIS AMENDMENT TO STOCKHOLDERS’ AGREEMENT (this “Amendment”) is made as of July 27, 2015 by and among Michael Sacks (“Sacks”), The Punch Trust (“TPT”) and IPMD GmbH, an Austrian limited liability company (“IPMD” and, collectively, with Sacks and TPT, the “Investors”).

WHEREAS, the Investors hold shares of ULURU Inc. (“ULURU”) common stock;

WHEREAS, the Investors entered into that certain Stockholders’ Agreement dated as of January 31, 2014 (the “Stockholders’ Agreement”) with respect to certain matters relating to their investment in ULURU;

WHEREAS, concurrent with the execution and delivery of this Amendment, Sacks, TPT and the ULURU are entering into a letter agreement with respect to the election of two nominees to ULURU’s Board of Directors (the “Letter Agreement”); and

WHEREAS, the Investors now desire to amend the Stockholders’ Agreement to terminate the provisions therein with respect to the voting of ULURU shares.

NOW, THEREFORE, in consideration of the premises and of the mutual consents and obligations hereinafter set forth, the parties hereto agree as follows:

1.      Amendment. Section 4 (inclusive of Sections 4.1 through 4.6) of the Stockholders’ Agreement is hereby deleted in its entirety and the provisions therein with respect to voting ULURU shares are hereby terminated.

2.      Effectiveness; Effect of Amendment. This Amendment shall only become effective upon the effectiveness of the Letter Agreement. If the Letter Agreement does not become effective, this Amendment shall be null and void. The parties hereby agree and acknowledge that except as provided in this Amendment, the Stockholder’s Agreement remains in full force and effect and has not been modified or amended in any other respect, it being the intention of the parties hereto that this Amendment and the Stockholders’ Agreement be read, construed and interpreted as one and the same instrument.

3.      Applicable Law. This Amendment shall be construed and enforced in accordance with the laws of the State of New York, without regard to conflict of law principles that would result in the application of any law other than the law of the State of New York.

4.      Counterparts. This Amendment may be executed and delivered (including by facsimile or other electronic transmission) in multiple counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

5.      Further Assurances. In the event that any further action is necessary or desirable to carry out the purposes of this Amendment in a manner consistent with this Amendment, each of the parties will take such further action as the requesting party may reasonably request.

IN WITNESS WHEREOF, this Amendment has been executed as of the date first written above.

/s/ Michael Sacks
Michael Sacks

THE PUNCH TRUST

By:	/s/ Elliot Goodman
Name:	Elliot Goodman
Title:	Authorised Signatory

By:	/s/ Valerie Dagnaud
Name:	Valerie Dagnaud
Title:	Authorised Signatory

IPMD GMBH

By:	/s/ Helmut Kerschbaumer Klaus Kuehne
Name:	Helmut Kerschbaumer Klaus Kuehne
Title:	Managing Directors